Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

About Aurora

Our motivation

•

Self-driving has the opportunity to revolutionize transportation – making our roads safer, transportation more accessible, and the movement of our goods faster and more reliable. We move with urgency to solve this once-in-a-generation challenge.

Aurora’s next-generation approach to deliver self-driving at scale

•

We’re going after a massive opportunity: a $9.4 trillion global transportation market, which includes the $4 trillion global trucking market; the $5 trillion passenger mobility market; and the $400 billion local goods delivery market.

•	We are led by a management team with deep technical and industry experience, and we have strategic partners that we expect to accelerate commercialization of our technology.

•

Given the versatility of the Aurora Driver, we have a differentiated go-to-market strategy that begins in trucking and allows us to rapidly and efficiently enter other markets. Our Driver as a Service business model allows us to monetize our technology on a usage basis, offering attractive unit economics and allowing us to deploy broadly.

Team and locations

•	We have more than 1600 employees at Aurora, including 1400+ in product and engineering with 175+ PHDs. We have 1100+ patents and pending applications worldwide.

•

We were founded by industry leaders. CEO Chris Urmson led Google’s self-driving car team and was technology director for Carnegie Mellon when it won the 2007 DARPA Urban Challenge; Chief Product Officer Sterling Anderson developed MIT’s Intelligent CoPilot, then launched Tesla’s Model X and Autopilot; Chief Scientist Drew Bagnell worked for two decades at the intersection of machine learning and robotics across industry and academia at Carnegie Mellon.

•	We have offices in 8 cities across 7 states: Pittsburgh, PA, Mountain View, CA, San Francisco, CA, Dallas, TX, Bozeman, MT, Seattle, WA, Louisville, CO, and Wixom, MI.

•	We test our vehicles in the Bay Area, Pittsburgh, and Dallas and we’re carrying truck freight on behalf of partners in preparation for commercialization.

•

We’ve acquired industry-leading companies including Uber’s self-driving unit (ATG), as well as lidar companies including Blackmore and OURS Technology. Their technology and talent enable us to accelerate our development.

Board of Directors and committed investors

•

Our Board of Directors will include Uber CEO Dara Khosrowshahi, Greylock partner and LinkedIn founder Reid Hoffman, Sequoia Capital’s Carl Eschenbach, Index Ventures’s Mike Volpi, and Sonos CFO Brittany Bagley.

•

Aurora is backed by leaders in the financial and automotive space. Our investors include Greylock Partners, Index Ventures, Sequoia Capital, Amazon, funds and accounts advised by T.Rowe Price Associates, Inc., Hyundai Motor Company, Kia Corporation, Index Ventures, Lightspeed Venture Partners, Baillie Gifford, Canada Pension Plan Investment Board, Geodesic Capital, Shell Ventures, Reinvent Capital, and Uber.

•

Investors in the PIPE include Baillie Gifford, funds and accounts managed by Counterpoint Global (Morgan Stanley), funds and accounts advised by T. Rowe Price Associates, Inc., PRIMECAP Management Company, Reinvent Capital, XN, Fidelity Management and Research LLC, Canada Pension Plan Investment Board, Index Ventures, and Sequoia Capital, as well as strategic investments from Uber, PACCAR, and Volvo Group.

The Aurora Driver: Self-driving platform for all vehicle types and a variety of use cases

•

The Aurora Driver is a platform that brings together software, hardware, and data services to autonomously operate passenger vehicles, light commercial vehicles, and heavy-duty trucks across a variety of applications. To date, the common driver platform has been integrated into eight different vehicle platforms.

Rapid Path to Market: Starting with trucking, expanding into passenger mobility

•

Ultimately the Aurora Driver is expected to move both people and goods. We plan to start in trucking – where the market is largest, the unit economics are favorable, and the level of service requirements is most accommodating – and leverage those learnings to expand to passenger mobility and local goods delivery.

Driver as a Service: An attractive business model

•

The Aurora Driver is designed to be delivered as a service and monetized on a usage basis. Fleet owners are expected to purchase Aurora Driver-powered vehicles from our automotive partners, subscribe to the Aurora Driver, and utilize Aurora-certified fleet service partners to operate autonomous mobility and logistics services. This is a capital efficient business model with high recurring revenue and attractive margins.

Strategic partners that accelerate commercialization

•

We focus on what we do best – building self-driving technology – and through strategic partnerships, work with best-in-class companies to deliver the benefits of our technology broadly. Our partners include trucking companies like PACCAR and Volvo, automakers like Toyota, and the largest global ride-hailing platform, Uber.

•	We are partnered with two of the three top truck OEMs and together our trucking partners represent ~50% of the US market.

Technology: Aurora is innovating throughout the self-driving stack

•

Our next-generation sensing suite combines state of the art camera, radar, and Aurora’s FirstLight FMCW Lidar, giving us the ability to see further and faster at distance than traditional AM lidar systems, a critical competitive advantage for driving safely at high speeds.

•

Aurora’s Virtual Testing Suite means we can develop faster and more efficiently without relying on on-road miles only. With simulation, we are driving the equivalent of more than 10,000 trips from Dallas to Houston every day.

•	Aurora Atlas is HD mapping with exceptional maintainability, ensuring our maps are accurate and up-to-date.

•	We’ve built and refined the Aurora Driver’s capabilities so it can successfully navigate complex interactions with pedestrians, bicyclists, and other vehicles.

Safety First: Aurora’s Safety Playbook

•

Safety is at the foundation of everything we do. We’re taking a holistic approach to safety, including standing up a Safety Management System and building our Safety Case Framework. We also approach safety with transparency and collaboration, working with industry, government, and our Safety Advisory Board to not only make Aurora safer, but raise safety standards across the entire industry.

~~~~~~~

Aurora Boilerplate

About Aurora

Founded in 2017 by experts in the self-driving industry, Aurora is on a mission to deliver the benefits of self-driving technology safely, quickly, and broadly. To move both people and goods, the company is building the Aurora Driver, a platform that brings together software, hardware and data services to autonomously operate passenger vehicles, light commercial vehicles, and heavy-duty trucks. Aurora is backed by Sequoia Capital, Baillie Gifford, funds and accounts advised by T. Rowe Price Associates, among others, and is partnered with industry leaders including Toyota, Uber, Volvo, and PACCAR. Aurora tests its vehicles in the Bay Area, Pittsburgh, and Dallas. The company has offices in those areas as well as in Bozeman, MT; Seattle, WA; Louisville, CO; and Wixom, MI. To learn more, visit www.aurora.tech.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“Reinvent”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Reinvent’s securities, (ii) the risk that the proposed transaction may not be completed by Reinvent’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Reinvent, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among Reinvent, Aurora and Reinvent Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Reinvent, by the shareholders of Reinvent, the satisfaction of the minimum cash condition following redemptions by Reinvent’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against Reinvent related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of Reinvent’s securities on a national securities exchange, (x) the price of Reinvent’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Reinvent plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting Reinvent’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Reinvent’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Report on Form 10-Q for the period ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by Reinvent from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Reinvent, Sequoia and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Reinvent nor Aurora gives any assurance that either Reinvent or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Reinvent and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Reinvent has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of Reinvent, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all Reinvent shareholders. Reinvent also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Reinvent are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Reinvent through the website maintained by the SEC at www.sec.gov.

The documents filed by Reinvent with the SEC also may be obtained free of charge at Reinvent’s website at https://y.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

Reinvent and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Reinvent’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Reinvent and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.